UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 14)

OPKO Health, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

68375N103

(CUSIP Number)

Kate Inman

4400 Biscayne Blvd.

Miami, FL 33137

(305) 575-4138

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68375N103

1.	NAMES OF REPORTING PERSONS The Frost Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 20,091,062 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 20,091,062 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,091,062 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14.	TYPE OF REPORTING PERSON OO

Page 2 of 9 Pages

CUSIP No. 68375N103

1.	NAMES OF REPORTING PERSONS Frost Gamma Investments Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 158,334,543 shares
	8.	SHARED VOTING POWER 20,091,062 shares
	9.	SOLE DISPOSITIVE POWER 158,334,543 shares
	10.	SHARED DISPOSITIVE POWER 20,091,062 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 178,425,605 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.7%
14.	TYPE OF REPORTING PERSON OO

Page 3 of 9 Pages

CUSIP No. 68375N103

1.	NAMES OF REPORTING PERSONS Phillip Frost, M.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 161,403,494 shares
	8.	SHARED VOTING POWER 22,942,892 shares*
	9.	SOLE DISPOSITIVE POWER 161,403,494 shares
	10.	SHARED DISPOSITIVE POWER 22,942,892 shares*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 184,346,386 shares*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%
14.	TYPE OF REPORTING PERSON IN

*	Includes 2,851,830 shares of Common Stock held by the Phillip and Patricia Frost Philanthropic Foundation, Inc., which is controlled by Dr. Frost and his wife.

Page 4 of 9 Pages

CUSIP No. 68375N103

This Amendment No. 14 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on February 15, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on April 6, 2007, as amended by Amendment No. 2 to the Schedule 13D filed on August 2, 2007, as amended by Amendment No. 3 to the Schedule 13D filed on February 14, 2008, as amended by Amendment No. 4 to Schedule 13D filed on August 21, 2008, as amended by Amendment No. 5 to the Schedule 13D filed on February 26, 2009, as amended by Amendment No. 6 to the Schedule 13D filed on March 19, 2009, as amended by Amendment No. 7 to the Schedule 13D filed on October 1, 2009, as amended by Amendment No. 8 to the Schedule 13D filed on March 28, 2011, as amended by Amendment No. 9 to the Schedule 13D filed on October 24, 2011, as amended by Amendment No. 10 to the Schedule 13D filed on October 11, 2012, as amended by Amendment No. 11 to the Schedule 13D filed on March 21, 2013, as amended by Amendment No. 12 to the Schedule 13D filed on September 16, 2013, as amended by Amendment No. 13 to the Schedule 13D filed on February 17, 2015 (together, the “Original Schedule 13D”), by The Frost Group, LLC (“Frost Group”), Frost Gamma Investments Trust (“Gamma Trust”) and Phillip Frost, M.D. (“Dr. Frost”). This Amendment is filed pursuant to the Joint Filing Agreement as executed by the reporting persons listed on the cover pages to this Amendment. Exhibit 3 to the Original Schedule 13D is hereby incorporated by this reference.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended by adding the following paragraphs to the end of the item:

Gamma Trust acquired 2,890,400 shares of Common Stock, for investment purposes, in a series of transactions from March 2, 2015 to December 15, 2015, at prices ranging from $8.21 to $16.74 per share for an aggregate purchase price of $33,299,271. These transactions did not take place during the solicitation of votes for the Merger (as defined below), which was from July 20, 2015 to August 19, 2015. The source of funds used in the transactions from March 2, 2015 to December 15, 2015 was working capital of Gamma Trust.

On August 20, 2015, the Company completed its previously announced acquisition of Bio-Reference Laboratories, Inc. (“Bio-Reference”), pursuant to an Agreement and Plan of Merger, dated as of June 3, 2015 (the “Merger Agreement”), by and among the Company, Bamboo Acquisition, Inc., a wholly owned subsidiary of the Company (“Bamboo”), and Bio-Reference. Under the terms of the Merger Agreement, Bamboo merged with and into Bio-Reference (the “Merger”), with Bio-Reference surviving as a wholly owned subsidiary of the Company. At the effective time of the Merger (the “Effective Time”), each outstanding share of Bio-Reference’s common stock, par value $0.01 per share (the “Bio-Reference Common Stock”), other than shares of Bio-Reference Common Stock held by the Company, Bamboo, Bio-Reference or any wholly-owned subsidiary of the Company or Bio-Reference, which were cancelled and retired immediately prior to the Effective Time, was converted into the right to receive 2.75 shares of Common Stock of the Company. No fractional shares of OPKO Common Stock will be issued to Bio-Reference stockholders in connection with the Merger. Instead, a Bio-Reference stockholder who would otherwise be entitled to a fractional share (after taking into account all certificates delivered by such stockholder) will receive one full share of OPKO Common Stock in lieu of such fractional share. Pursuant to the Merger Agreement, 12,500 shares of Bio-Reference Common Stock held by Gamma Trust were converted into 34,375 shares of Common Stock.

The Common Stock issued in connection with the Merger Agreement are being held for investment purposes by Gamma Trust.

Page 5 of 9 Pages

CUSIP No. 68375N103

On August 6, 2015, Gamma Trust converted 7,250 of the Company’s 3% Convertible Senior Notes due 2033 (the “Notes”) with a conversion rate of 141.4827 shares of Common Stock per $1,000 principal amount of the Notes, issued by the Company on January 30, 2013, into 1,049,971 shares of Common Stock.

On August 7, 2015, Dr. Frost exercised stock options with an exercise price of $2.36 per share issued by the Company on April 14, 2010 into 112,500 shares of Common Stock. Dr. Frost also exercised stock options with an exercise price of $7.61 per share issued by the Company on March 18, 2013 into 250,000 shares of Common Stock. Dr. Frost also exercised stock options with an exercise price of $4.77 per share issued in connection with the Company’s acquisition of PROLOR Biotech, Inc. on August 29, 2013 into 539,344 shares of Common Stock. Dr. Frost also exercised stock options with an exercise price of $5.50 per share issued in connection with the Company’s acquisition of PROLOR Biotech, Inc. on August 29, 2013 into 54,730 shares of Common Stock. Dr. Frost also exercised stock options with an exercise price of $8.37 per share issued by the Company on April 14, 2014 into 100,000 shares of Common Stock.

The Common Stock acquired through conversion of the Notes and stock option exercises are being held for investment purposes by Dr. Frost and Gamma Trust.

Item 4.	Purpose of Transaction

Item 4 is amended by adding the following paragraphs to the end of the item:

Gamma Trust acquired 2,890,400 shares of Common Stock, for investment purposes, in a series of transactions from March 2, 2015 to December 15, 2015, at prices ranging from $8.21 to $16.74 per share for an aggregate purchase price of $33,299,271. These transactions did not take place during the solicitation of votes for the Merger, which was from July 20, 2015 to August 19, 2015. The source of funds used in the transactions from March 2, 2015 to December 15, 2015 was working capital of Gamma Trust.

Also, as set forth in Item 3, on August 20, 2015, the Company completed its previously announced acquisition of Bio-Reference pursuant to the Merger Agreement. Pursuant to the Merger Agreement, 12,500 shares of Bio-Reference Common Stock held by Gamma Trust were converted into 34,375 shares of Common Stock.

The Common Stock issued in connection with the Merger Agreement are being held for investment purposes by Gamma Trust.

On August 6, 2015, Gamma Trust converted 7,250 of the Notes with a conversion rate of 141.4827 shares of Common Stock per $1,000 principal amount of the Notes, issued by the Company on January 30, 2013, into 1,049,971 shares of Common Stock.

On August 7, 2015, Dr. Frost exercised stock options with an exercise price of $2.36 per share issued by the Company on April 14, 2010 into 112,500 shares of Common Stock. Dr. Frost also exercised stock options with an exercise price of $7.61 per share issued by the Company on March 18, 2013 into 250,000 shares of Common Stock. Dr. Frost also exercised stock options with an exercise price of $4.77 per share issued in connection with the Company’s acquisition of PROLOR Biotech, Inc. on August 29, 2013 into 539,344 shares of Common Stock. Dr. Frost also exercised stock options with an exercise price of $5.50 per share issued in connection with the Company’s acquisition of PROLOR Biotech, Inc. on August 29, 2013 into 54,730 shares of Common Stock. Dr. Frost also exercised stock options with an exercise price of $8.37 per share issued by the Company on April 14, 2014 into 100,000 shares of Common Stock.

Page 6 of 9 Pages

CUSIP No. 68375N103

The Common Stock acquired through conversion of the Notes and stock option exercises are being held for investment purposes by Dr. Frost and Gamma Trust.

In the last 60 days prior to the filing of this Amendment No. 14, Gamma Trust has acquired a total of 466,900 shares of Common Stock purchased on the open market at prices ranging from $8.71 to $11.17 per share. The following table sets forth the information with regard to Common Stock purchased by Gamma Trust on the open market in the last 60 days.

Date	Quantity	Average Price	Cost	Range
10/22/15	31,800	8.903	$283,101.00	8.71-9.07
10/28/15	25,000	9.460	$236,490.50	9.075-9.68
10/29/15	25,000	9.418	$235,448.94	9.38-9.49
10/30/15	20,000	9.388	$187,753.50	9.275-9.46
11/2/15	15,000	9.760	$146,399.00	9.73-9.78
11/3/15	15,000	9.763	$146,441.54	9.71-9.79
11/4/15	15,000	9.680	$145,200.00	9.55-9.74
11/5/15	15,000	9.631	$144,458.50	9.60-9.66
11/6/15	25,000	9.833	$245,813.47	9.50-9.99
11/16/15	30,000	10.521	$315,637.20	10.32-10.68
11/19/15	30,000	10.727	$321,819.00	10.60-10.77
11/20/15	2,300	10.890	$25,048.00	10.88-10.90
11/24/15	18,000	10.761	$193,705.50	10.715-10.86
11/25/15	17,000	11.025	$187,432.00	10.97-11.08
11/27/15	1,800	11.062	$19,911.00	11.06-11.07
11/30/15	5,000	10.939	$54,696.05	10.935-10.94
12/7/15	20,000	10.990	$219,792.88	10.95-11.025
12/9/15	30,000	10.864	$325,926.40	10.76-11.17
12/11/15	20,000	10.469	$209,380.42	10.415-10.57
12/14/15	106,000	9.715	$1,029,814.54	9.51-10.19

The Reporting Persons undertake to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares purchased or sold at each separate price.

Item 5.	Interest in Securities of the Issuer

Item 5 is deleted in its entirety and replaced with the following text:

Frost Group beneficially owns 20,091,062 shares of Common Stock. The 20,091,062 shares of Common Stock beneficially owned by Frost Group constitute approximately 3.7% of the Company’s outstanding shares of Common Stock, based upon 545,030,722 shares of Common Stock outstanding as of December 16, 2015 and calculated in accordance with Rule 13d-3. Frost Group shares the power to vote and the power to dispose such shares with Gamma Trust and Dr. Frost.

Gamma Trust directly beneficially owns 158,334,543 shares of Common Stock. Also, Gamma Trust, as the controlling member of Frost Group, may be deemed to beneficially own the 20,091,062 shares of Common Stock beneficially owned by Frost Group. The 178,425,605 total shares of Common Stock beneficially owned by Gamma Trust constitute 32.7% of the Company’s outstanding shares of

Page 7 of 9 Pages

CUSIP No. 68375N103

Common Stock, based upon 545,030,722 shares of Common Stock outstanding as of December 16, 2015, and calculated in accordance with Rule 13d-3. Dr. Frost is the sole trustee of Gamma Trust and holds sole voting and dispositive power with respect to 158,334,543 shares of Common Stock. Gamma Trust has shared voting and dispositive power with respect to the 20,091,062 shares of Common Stock owned by Frost Group.

In addition, the Phillip and Patricia Frost Philanthropic Foundation, Inc., which is controlled by Dr. Frost and his wife, has 2,851,830 shares of OPKO Common Stock. Dr. Frost, as the sole trustee of Gamma Trust, which is the controlling member of Frost Group, may be deemed to beneficially own the 20,091,062 shares of Common Stock beneficially owned by Frost Group and the 158,334,543 shares of Common Stock beneficially owned by Gamma Trust. The 184,346,386 shares of Common Stock beneficially owned by Dr. Frost constitute 33.8% of the Company’s outstanding shares of Common Stock, based upon 545,030,722 shares of Common Stock outstanding as of December 16, 2015, and calculated in accordance with Rule 13d-3. Dr. Frost, as sole trustee of Gamma Trust, has sole voting and dispositive power over 161,403,494 shares of Common Stock. Dr. Frost has shared voting and dispositive power with respect to 20,091,062 shares of Common Stock owned by Frost Group and 2,851,830 shares of Common Stock owned by the Phillip and Patricia Frost Philanthropic Foundation, Inc.

For information regarding transactions effected in the last 60 days prior to the filing of this Amendment No. 14, see Item 4 above.

Except as described herein, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Company beneficially owned by them.

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 18, 2015	The Frost Group, LLC

	By:	/s/ Steven D. Rubin
	Name:	Steven D. Rubin
	Title:	Vice President

December 18, 2015	Frost Gamma Investments Trust

	By:	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D.
	Title:	Sole Trustee

December 18, 2015	By:	/s/ Phillip Frost M.D.
	Name:	Phillip Frost, M.D., Individually

Page 9 of 9 Pages